Mail Stop 0610						November 30, 2005


Mr. Alain Delongchamp
Chief Executive Officer
Clearant, Inc.
11111 Santa Monica Boulevard, Suite 650
Los Angeles, California 90025

      Re:	Clearant, Inc.
		Registration Statement on Form S-3
      Filed November 23, 2005
		File No. 333-129947

Dear Mr. Delongchamp:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 17

1. Please disclose the natural person(s) who have voting or investment control over the entities listed as selling stockholders.

2.  If any selling shareholder is a broker-dealer, the prospectus
must state that such   holder is an underwriter.  The only
exception
to this requirement is securities issued to a broker-dealer as compensation for underwriting activities. Please advise us of the broker-dealer status of the selling shareholders and revise the prospectus accordingly.

3.	In addition, if a selling shareholder is an affiliate of a
broker-dealer, the prospectus must state that:

* the selling shareholder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling shareholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

If a selling shareholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling shareholder is an underwriter.
Please revise the prospectus as appropriate.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact John Krug at (202) 551-3862 or me at (202)
551-
3715 with any other questions.

      					Sincerely,


      					Jeffrey Riedler
      					Assistant Director




cc: John C. Kirkland, Esquire
      Greenberg Traurig, LLP
      2450 Colorado Avenue, Suite 400E
     Santa Monica, California 90404

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